UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE
13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

The RealReal, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Titles of Class of Securities)

 88339P101

(CUSIP Number)

June 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88339P101	13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON PWP Growth Equity Fund II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,785,182 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,785,182 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,785,182 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.5%
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP No. 88339P101	13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON PWP Growth Equity Fund II B LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,665,148 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,665,148 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,665,148 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.9%
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP No. 88339P101	13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON GreyLion Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,450,330 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,450,330 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,450,330 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON PN (Partnership)

CUSIP No. 88339P101	13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON GreyLion Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,450,330 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,450,330 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,450,330 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 88339P101	13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON David Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,450,330 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,450,330 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,450,330 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON IN (Individual)

CUSIP No. 88339P101	13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON Gilbert Baird
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,460,684 (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,460,684 (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,460,684 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.4%
12	TYPE OF REPORTING PERSON IN (Individual)

CUSIP No. 88339P101	13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

The RealReal, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

55 Francisco Street Suite 600

San Francisco, CA

Item 2(a).	Name of Person Filing:

This statement is being jointly filed by each of the entities below pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act, all of whom together are referred to herein as the “Reporting Persons”:

(i) PWP Growth Equity Fund II LP

(ii) PWP Growth Equity Fund II B LP

(iii) GreyLion Capital LP

(iv) GreyLion Capital GP LLC

(v) David Ferguson

(vi) Gilbert Baird

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit 99.1 to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1).

PWP Growth Equity Fund II LP and PWP Growth Equity Fund II B LP (collectively the “Funds”) acquired the shares reported herein in private placements prior to the initial public offering of the Issuer, which priced and commenced trading on June 27, 2019, as reported in the Form 4s filed by the Funds on July 2, 2019.

On June 15, 2020, the Funds spun off from Perella Weinberg Partners Capital Management LP and their affiliates and, as a result of the spin-off and the separation agreement signed in connection therewith, investing, management and voting control over the shares reported herein transferred to GreyLion Capital LP (the “Separation”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o GreyLion Capital

900 Third Avenue, 23rd Floor

New York, NY 10022

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Class A Common stock, $0.0001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

88339P101

CUSIP No. 88339P101	13G	Page 9 of 13 Pages

Item 3.

Not applicable.

Item 4.	Ownership

(a)-(c)

As of December 14, 2020, 5,785,182 shares of Common Stock were held of record by PWP Growth Equity Fund II LP, 1,665,148 shares of Common Stock were held of record by PWP Growth Equity Fund II B LP, and 10,354 shares of Common Stock were held of record by Gilbert Baird.

In connection with the Separation, sole voting, management and investment control was delegated to GreyLion Capital LP (together with its affiliates, “GreyLion”). GreyLion Capital GP LLC is the general partner of GreyLion Capital LP. David Ferguson and Gilbert Baird are members of the GreyLion investment committee, and in such capacities control voting and investment decisions related to the shares reported herein.

Pursuant to Rule 13d-1 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Percent of Class:

See responses to Item 11 on each cover page.

The percentage is based on 88,577,407 shares of the Company’s common stock outstanding as of November 1, 2020, as reported in the Company’s 10-Q filed on November 10, 2020.

Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
	(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
	(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

	(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

CUSIP No. 88339P101	13G	Page 10 of 13 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 88339P101	13G	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: December 14, 2020

PWP Growth Equity Fund II LP
By: PWP Growth Equity Fund II GP LLC Its: General Partner By: GreyLion Capital GP LLC Its: Managing Member
By:	/s/ Gilbert Baird
Name:	Gilbert Baird
Title:	Authorized Signatory

PWP Growth Equity Fund II B LP
By: PWP Growth Equity Fund II GP LLC Its: General Partner By: GreyLion Capital GP LLC Its: Managing Member
By:	/s/ Gilbert Baird
Name:	Gilbert Baird
Title:	Authorized Signatory

GreyLion Capital LP
By: GreyLion Capital Fund III GP LP Its: General Partner By: GreyLion Capital III GP LLC Its: General Partner
By:	/s/ Gilbert Baird
Name:	Gilbert Baird
Title:	Authorized Signatory

GreyLion Capital GP LLC

By:	/s/ Gilbert Baird
Name:	Gilbert Baird
Title:	Authorized Signatory

CUSIP No. 88339P101	13G	Page 12 of 13 Pages

David Ferguson

By:	/s/ David Ferguson
Name:	David Ferguson

Gilbert Baird

By:	/s/ Gilbert Baird
Name:	Gilbert Baird

CUSIP No. 88339P101	13G	Page 13 of 13 Pages

EXHIBIT INDEX

Exhibit No.
99.1	Joint Filing Agreement dated as of December 14, 2020, by and among each of the Reporting Persons